SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _____)*

Nikola Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92243N202

(CUSIP Number)

Roberto Russo

CNH Industrial N.V.

25 St. James’s Street

London

SW1A 1HA

United Kingdom

Telephone: 44-207-7660-346

Email: roberto.russo@cnhind.com

with a copy to:

Scott D. Miller

Sullivan & Cromwell LLP

125 Broad Street, New York, NY 10004

Telephone: +1-212-558-4000

Email: millersc@sullcrom.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92243N202	13D	Page 2 of 9 Pages

1	Names of Reporting Persons Iveco S.p.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Republic of Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 25,661,449
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,661,449

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,661,449
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.11%*
14	Type of Reporting Person (See Instructions) CO

*

Based on approximately 360,904,478 shares of common stock outstanding as of June 3, 2020, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 3, 2020.

CUSIP No. 92243N202	13D	Page 3 of 9 Pages

1	Names of Reporting Persons CNH Industrial N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 25,661,449
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,661,449

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,661,449
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.11%*
14	Type of Reporting Person (See Instructions) CO

*	Based on approximately 360,904,478 shares of common stock outstanding as of June 3, 2020, as reported in the Issuer’s Form 8-K filed with the SEC on June 3, 2020.

CUSIP No. 92243N202	13D	Page 4 of 9 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Shares”) of Nikola Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4141 E Broadway Road, Phoenix, AZ 85040.

Item 2.	Identity and Background.

This Schedule 13D is filed by Iveco S.p.A. (“Iveco”) and CNH Industrial N.V. (“CNHI”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Iveco is an Italian Società per azioni with its principal executive offices located at 35, Via Puglia, 10156 Turin, Italy. Iveco is a wholly-owned subsidiary of CNHI and is engaged in the design, manufacture and distribution of a wide range of light, medium and heavy commercial vehicles and off-road trucks.

CNHI is a Dutch public limited liability company (naamloze vennootschap) with its principal executive offices located at 25 St. James’s Street, London SW1A 1HA United Kingdom. CNHI is a global capital goods company engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as engines, transmissions and axles for those vehicles and engines for marine and power generation application.

The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of the Reporting Persons are set forth in Schedule I hereto.

During the last five years, none of the Reporting Persons, nor to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Schedule 13D relates to the Shares received by Iveco upon the effectiveness of the merger (the “Merger”) of Nikola Subsidiary Corporation f/k/a Nikola Corporation (“Nikola Sub”) and VCTIQ Merger Sub Corp. (“Merger Sub”) pursuant to the terms of the Business Combination Agreement (the “Business Combination Agreement”), dated March 2, 2020, entered into by and among Nikola Sub, the Issuer and Merger Sub.

Pursuant to the Series D Preferred Stock Purchase Agreement (the “Stock Purchase Agreement”), dated September 3, 2020, by and among Iveco, CNHI and Nikola Sub, Nikola Sub agreed to issue Iveco 13,498,921 shares of Nikola Sub Series D preferred stock in exchange for a license valued at $50.0 million, $100.0 million in-kind services and $100.0 million in cash.

In 2019, Nikola Sub issued 2,699,785 shares of Nikola Sub Series D preferred stock to Iveco in exchange for $50.0 million, pursuant to the Stock Purchase Agreement. Nikola Sub also issued 2,699,785 shares of Nikola Sub Series D preferred stock to Iveco in exchange for licensed Iveco technology and 269,978 shares of Nikola Sub Series D preferred stock to Iveco in exchange for approximately $5.0 million in in-kind services.

In April 2020, Nikola Sub issued an additional 2,699,784 shares of Nikola Sub Series D preferred stock to Iveco in exchange for approximately $50.0 million pursuant to the Stock Purchase Agreement and 1,079,914 shares pursuant to the Stock Purchase Agreement as a payment for in-kind services provided in the first quarter of 2020 as well as prepayment for future services. In May 2020, Nikola Sub issued an additional 4,049,675 shares of Nikola Sub Series D preferred stock to Iveco as prepayment for additional services to be provided to Nikola Sub during the remainder of 2020 and 2021. As of June 1, 2020, Iveco held 13,498,921 shares of Nikola Sub Series D preferred stock.

Pursuant to the terms of the Business Combination Agreement, immediately prior to the effective time of the Merger (the “Effective Time”), Nikola Sub caused the then outstanding shares of Nikola Sub preferred stock, including the Nikola Sub Series D preferred stock held by Iveco, to be converted into shares of Nikola Sub common stock. At the Effective Time, by virtue of the Merger, all shares of Nikola Sub common stock issued and outstanding immediately prior to the Effective Time were cancelled and converted into the right to receive the number of Shares equal to the exchange ratio of 1.901 as set forth in the Business Combination Agreement. The transactions contemplated by the Business Combination Agreement closed on June 3, 2020 (the “Closing”), and at the Effective Time, Iveco’s shares of Nikola Sub common stock were converted into 25,661,449 Shares.

Item 4.	Purpose of Transaction.

The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons have acquired beneficial ownership in the Shares reported herein for investment purposes. Consistent with such purpose, the Reporting Persons may engage or seek to engage in discussions with management of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares. The Reporting Persons expect, from time to time, to review their investment position in the Issuer and may, depending on market and other conditions, increase or decrease their investment position in the Issuer.

Whether the Reporting Persons acquire any additional Shares of the Issuer or dispose of any Shares of the Issuer, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessment of pertinent factors, including the prevailing prices of the Shares, the Issuer’s and the Reporting Person’s business, financial condition and prospects, other business investment opportunities available to the Reporting Persons, market conditions and other factors that the Reporting Persons may deem relevant. Depending upon the assessment of these factors from time to time, the Reporting Persons may change their present intentions as stated above, including determining to acquire additional Shares of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares of the Issuer.

Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) All percentages in this Item 5 are based on approximately 360,904,478 Shares outstanding as of June 3, 2020, as reported in the Issuer’s Form 8-K filed with the SEC on June 3, 2020.

(i) Iveco owns 25,661,449 Shares, representing 7.11% of the Shares outstanding.

(ii) By virtue of the status of Iveco as a wholly owned subsidiary of CNHI, CNHI may be deemed to be the beneficial owner of all of the Shares owned by Iveco.

(b) CNHI and Iveco may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of all of the Shares owned by Iveco.

(c) Within the past sixty (60) days of the date of this Schedule 13D, the Reporting Persons acquired beneficial ownership of Shares through the consummation of the Merger as set forth in Item 3 of this Schedule 13D, which is incorporated herein by reference. Except as set forth in Item 3 of this Schedule 13D with respect to the Merger, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person set forth on Schedule I has effected any transaction in Shares during the past sixty (60) days of the date of this Schedule 13D.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Merger, on June 3, 2020, the Issuer entered into a Registration Rights and Lock-Up Agreement (the “Lock-Up Agreement”) with the parties listed on Schedule A thereto, including Iveco. Pursuant to the Lock-Up Agreement, (i) the Issuer will provide certain registration rights for the Shares held by the parties on listed on Schedule A thereto, including Iveco, and (ii) Iveco may not directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of the Shares for a period of 180 days following the Closing described in Item 3 of this Schedule 13D. This summary is qualified by the actual terms of the Lock-Up Agreement, a copy of which is included with this Schedule 13D as Exhibit C.

Item 7.	Material to Be Filed as Exhibits.

Ex. A	Joint Filing Agreement Pursuant to Rule 13d-1(k)(1), dated June 15, 2020, by and among Iveco S.p.A. and CNH Industrial N.V.

Ex. B	Business Combination Agreement, dated as of March 2, 2020, by and among VectoIQ Acquisition Corp., VCTIQ Merger Sub Corp. and Nikola Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed March 3, 2020).

Ex. C	Registration Rights and Lock-Up Agreement, dated June 3, 2020, by and among Nikola Corporation and the parties listed on Schedule A thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2020

Iveco S.p.A.
CNH Industrial N.V.

/s/ Roberto Russo
By: Roberto Russo
Title: Attorney-in-Fact

/s/ Gerrit Marx
By: Gerrit Marx
Title: Attorney-in-Fact

Schedule I

The name, citizenship, business address and present principal occupation or employment of each executive officer and director of each Reporting Person is set forth below.

Executive Officers and Directors of CNH Industrial N.V.

Name	Citizenship	Principal Occupation or Employment

Suzanne Heywood	British	• Chair of CNHI • Acting Chief Executive Officer of CNHI

Léo W. Houle	Canadian	• Independent Director and Senior Non-Executive Director of CNHI

Howard W. Buffett	American	• Independent Director of CNHI • Professor and Research Scholar at Columbia University’s School of International and Public Affairs

Nelda J. Connors	American	• Independent Director of CNHI • CEO of Pine Grove Holdings LLC

John Lanaway	American, Canadian and British	• Independent Director of CNHI • Independent Consultant

Alessandro Nasi	Italian	• Director of CNHI • Vice Chairman of Board of Directors of Exor

Tufan Erginbilgic	British and Turkish	• Director of CNHI • Chief Executive, Downstream, at BP

Lorenzo Simonelli	Italian, Swiss and British	• Independent Director of CNHI • President and CEO of Baker Hughes

Vagn Sørensen	Danish	• Independent Director of CNHI

Jacqueline A. Tammenoms Bakker	Dutch	• Independent Director of CNHI

Jacques Theurillat	Swiss	• Independent Director of CNHI • Partner at Sofinnova Crossover Fund

Derek Neilson	British	• President, Agriculture of CNHI

Stefano Pampalone	Italian	• President, Construction of CNHI • General Manager, Asia, Middle East and Africa of CNHI

Gerrit Marx	German	• President, Commercial Vehicles of CNHI

Annalisa Stupenengo	Italian	• President, Powertrain of CNHI

Oddone Incisa	Italian	• Chief Financial Officer of CNHI • President, Financial Services

Andreas Weishaar	German	• Chief Strategy, Talent, ICT and Digital Officer of CNHI

Jay Iyengar	American	• Chief Technology Officer of CNHI

Tom Verbaeten	Belgian	• Chief Supply Chain Officer of CNHI

Vilmar Fistarol	Brazilian and Italian	• General Manger, South America of CNHI

Luc Billiet	Belgian	• General Manger, Aftermarket Solutions of CNHI

Brad Crews	American	• Acting General Manger, North America of CNHI

Each of the executive officers and directors of CNHI may be contacted through the principal offices of CNHI located at 25 St. James’s Street, London SW1A 1HA United Kingdom.

Executive Officers and Directors of Iveco S.p.A.

Name	Citizenship	Principal Occupation or Employment
Gerrit Marx	German	• Chairman of Iveco • Chief Executive Officer of Iveco
Monica Ciceri	Italian	• Director of Iveco
Damiano Cretarola	Italian	• Director of Iveco
Virgilio Marrone	Italian	• Director of Iveco

Each of the executive officers and directors of Iveco may be contacted through the principal offices of Iveco located at 35, Via Puglia, 10156 Turin, Italy.